February 13, 2020

Darwin Fogt
Chief Executive Officer
eWELLNESS HEALTHCARE CORPORATION
333 Las Olas Way, Suite 100
Ft. Lauderdale, FL 33301

       Re: eWELLNESS HEALTHCARE CORPORATION
           Registration Statement on Form S-1
           Filed February 5, 2020
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 6, 2020
           File No. 333-236274

Dear Mr. Fogt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Lawrence R. Lonergan, Esq.